





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Brokers Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Xanadu Place
(No. and Street)

Jupiter	FL	33477
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lawless (561) 406-2242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soles, Heyn and Company, LLP
(Name – *if individual, state last, first, middle name*)

120 South Olive St. #501	West Palm Beach	FL	33401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Joseph Lawless, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentinel Brokers Co., Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

PATRICIA R SECONTINE
MY COMMISSION # GG 084514
EXPIRES: June 29, 2021
Bonded Thru Budget Notary Services

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Brokers Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Sentinel Brokers Company, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Contents

SOLES, HEYN & COMPANY

Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Sentinel Brokers Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sentinel Brokers Company, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in ownership equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplementary Schedules Pursuant to SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Schedules Pursuant to SEA Rule 17a-5 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Soles, Heyn & Company, LLP

We have served as Sentinel Brokers Company, Inc.'s auditor since 2017.

West Palm Beach, Florida

February 28, 2018

1

Sentinel Brokers Company, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2017

ASSETS	
Cash and cash equivalents	$79,880
Marketable securities	1,244,171
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $133,577	5,135
Total Assets	$1,329,186
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$67,989
Accrued payroll	77,902
Total Liabilities	$145,891
Stockholder's Equity	
Common stock, 200 shares authorized, 100 shares issued and outstanding, no par value	$100
Paid-in capital	564,624
Retained earnings	618,571
Total Stockholder's Equity	1,183,295
Total Liabilities and Stockholder's Equity	$1,329,186

The accompanying notes are an integral part of these financial statements.

Sentinel Brokers Company, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2017

REVENUES	
Commission income	$1,179,300
Trading Income (loss)	104,601
Interest and Dividend income	57,044
Total Revenues	1,340,945
EXPENSES	
Payroll and related costs	875,056
Trade processing	161,920
Occupancy costs	12,600
Other expenses	213,356
Total Expenses	1,262,932
NET INCOME	$78,013

The accompanying notes are an integral part of these financial statements.

Sentinel Brokers Company, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2017

Cash flows from operating activities	
Net income	$78,013
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	6,642
Changes in assets and liabilities:	
Marketable securities, net	(125,529)
Other assets	2,700
Accounts payable and accrued expenses	23,968
Total adjustments	(92,219)
Net cash used in operating activities	(14,206)
Cash flow from Investing activities:	
Purchase of office equipment	(5,706)
Cash flows from financing activities	
Payment of bank line of credit	(35,000)
Shareholder distributions	(63,500)
Net cash used in financing activities	(98,500)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(118,412)
CASH AND CASH EQUIVALENTS - BEGINNING	198,292
CASH AND CASH EQUIVALENTS- END	$79,880
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$1,578
Income taxes	$0

The accompanying notes are an integral part of these financial statements.

Sentinel Brokers Company, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2017

	COMMON STOCK		PAID-IN CAPITAL		RETAINED EARNINGS	TOTAL
Balance - beginning	$ 100		$ 564,624		$ 604,058	$ 1,168,782
Net income					78,013	78,013
Shareholder Distributions	-		-		(63,500)	(63,500)
Balance - end	$ 100		$ 564,624		$ 618,571	$ 1,183,295

The accompanying notes are an integral part of these financial statements.

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Sentinel Brokers Company, Inc. (the "Company") began business on January 1, 1996. The Company is primarily engaged in acting as an intermediary facilitating the trading of Municipal Bonds and Preferred Stocks between institutions. The Company has no retail customer base. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2017.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Income Taxes

Effective July 1, 2011, the Company elected to be taxed as an "S' Corporation for federal and state income tax purposes. As an S corporation, the Company is not subject to federal income taxes and passes through substantially all taxable items to the shareholder of the Company. The Company is subject to state and local income taxes in various states.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions.   The Company recognizes the accrual of any interest and penalties to recognized tax benefits in income tax expense.

At December 31, 2017 the Company did not have any unrecognized tax benefits or liabilities. No interest or penalties were recognized during the period. The Company operates in the United States and in state and local jurisdictions, and the previous three

years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations and is no longer subject to prior to 2014.

Securities Transactions and Commissions Revenues

Marketable Securities transactions are recorded on a trade date basis and are considered trading securities. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair as determined by management, which approximates estimated realizable value. It is reasonable possible that a change in such estimates may occur in the near term.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost. Depreciation is recorded on a straight-line basis and accelerated basis over the estimated useful life of the related assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the economic life of the improvements or the term of the lease.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalent and marketable securities. The Company a maintains cash balances with a commercial bank and cash, money market funds and securities with a brokerage firm. At times amounts with the bank exceeded Federal Deposit Insurance Corporation limits. The amounts at the brokerage firm are covered up to Securities Investor Protection Corporation ("SIPC") limits.

The responsibility for processing customer activity rests with Hilltop Securities, Inc. ("Hilltop"). The Company's clearing and execution agreement provides that Hilltop's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Hilltop records customer transactions on a settlement date basis, which is generally two business days after the trade date. Hilltop is therefore exposed to risk and loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Hilltop may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Hilltop is charged back to the Company.

The Company, in conjunction with Hilltop, controls off-balance-sheet risk by monitoring the market value and marketing securities to market on a daily basis and by requiring adjustments of collateral levels. Hilltop establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statement in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses and expenses. Actual results could vary from the estimates management uses.

Cash and Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash equivalents are money market funds and brokerage account balances.

New Accounting Pronouncements

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which affects current U.S. GAAP primarily as it relates to the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This amendment eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities. ASU No. 2016-01 is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. For all other entities (including nonpublic entities), the requirements are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The application of this ASU will not have a material impact on the Company's financial position and results of operations.

In November 2016, the FASB issued Accounting Standards Update(" ASU") 2016-18, Statement of Cash Flows - (Topic 230): Restricted Cash. ASU 2016-18 requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017. Early application is

permitted. The Company currently presents net changes in cash on deposit with clearing organization as a component of operating activities, therefore, the application of this ASU will not have a material impact on the Company's statement of cash flow presentation.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 will require the Company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates when evaluating contract terms and other relevant facts and circumstances. Additionally, ASU 2014-09 requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of ASU2014-09 until fiscal years beginning after December 15, 2018. The application of this ASU will not have a material impact on the Company's financial position and results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases - (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording February 28, 2018, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

2.   **OTHER INVESTMENTS**

Included in other assets is an investment of a 10% interest in a privately held joint venture which is recorded on the equity method of accounting. Accordingly cumulative operating losses by the joint venture has reduced the value to zero.

3. **MARKETABLE SECURITIES**

Investment securities held by us are classified as either trading, available for sale ("AFS") or held to maturity ("HTM") at the time of purchase and reassessed periodically, based on management's intent.

Generally, trading assets are debt and equity securities purchased in connection with our trading activities and, as such, are expected to be sold in the near term. Our trading activities typically involve active and frequent buying and selling with the objective of generating profits on short-term movements. AFS investment securities are those securities that we intend to hold for an indefinite period of time. AFS investment securities include securities utilized as part of our asset-and-liability management activities that may be sold in response to changes in interest rates, prepayment risk, liquidity needs or other factors. HTM securities are debt securities that management has the intent and the ability to hold to maturity.

Trading assets are carried at fair value. Both realized and unrealized gains and losses on trading assets are recorded in trading services revenue in our consolidated statement of income. Debt and marketable equity securities classified as AFS are carried at fair value, and after-tax net unrealized gains and losses are recorded in AOCI. Gains or losses realized on sales of AFS investment securities are computed using the specific identification method and are recorded in gains (losses) related to investment securities, net, in our consolidated statement of income. HTM investment securities are carried at cost, adjusted for amortization of premiums and accretion of discounts.

Trading securities totaling $1,244,171 consist of municipal bonds of $191,635 and equities of $1,052,636 valued at quoted market prices. Net realized and unrealized gains and losses on trading securities are included in net earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

4. **FAIR VALUE**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by the wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an equity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bonds, or single-name credit default swap spread and recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 of the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Asset				
Municipal Bonds		$191,635		$191,635
Equity				
Common Stock				
Manufacturing	$217,629			
Technology	127,440			
Finance	119,674			
Entertainment	16,358			
Utilities	41,297			
Retail	18,553			
TOTAL Common Stock				540,951
Preferred Stock				
Communications	219,807			
Finance	$291,778	_____	_____	
TOTAL Preferred Stock				$ 511,585
	$1,052,536	**$191,635**	**$ 0**	**$1,244,171**

Assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities: Exchange –traded equity securities

Generally valued based on quoted prices from the exchange. To the extent these securities are actively traded valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy, otherwise, they are in level 2 of the fair value hierarchy.

Municipal Bonds: The fair value of municipal bonds are determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used.   When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bod, or single-named credit default swap spreads and recovery rates as significant inputs. Municipal bonds are generally categorized in level 2 or the fair value hierarchy.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Hilltop Securities, Inc. Hilltop carries all of the accounts of such customers and maintains and preserves such books and records.

6. NET CAPITAL REQUIREMENT

Company is subject to the Securities and Exchange Commission Uniform Net CapitalRule15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $993,964, which was $893,964 in excess of its required net capital of $100,000. The Company had a percentage of indebtedness to net capital of 14.68% as of December 31, 2017.

7.   COMMITMENTS AND CONTINGENCIES

Bank Line of Credit

The company currently has a line of credit with Chase Bank in the amount of $75,000.00. There was no borrowing of the line as of December 31, 2017.

Leases

The Company currently occupies office space on a month-to-month basis at an annual cost of $7,200.00.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2017

Sentinel Brokers Company, Inc.

Supplemental Schedules Required by Rule 17a-5

As of and for the year ended December 31, 2017

Computation of Net Capital

Total Stockholder's Equity:	$1,183,295.00
Non-Allowable Assets:	
Property and Equipment	$5,135.00
Deposit- Rent	0.00
Other Charges	0.00
Haircuts	143,496.00
Undue Concentration	40,700.00
	(189,331.00)
Net allowable capital	$ 993,964.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$9,726.00
Minimum dollar net capital requirement of reporting broker or dealer	$100,000.00
Net capital requirement	$100,000.00
Excess net capital	
	$893,964.00

17

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness $145,891

Percentage of aggregate indebtedness to net capital   14.68%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2017	$ 993,964.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	$993,964.00
Reconciled Difference	$(0.00)

18

Supplemental Schedules Required by Rule 17a-5

As of and for the year ended December 31, 2017

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Hilltop Securities, Inc..

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2017 $ -

Additions   -

Reductions   -

Balance of such claims at December 31, 2017 $ -

Sentinel Brokers Company, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

<u>Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)</u>

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2017

Sentinel Brokers Company
102 Xanadu Place, Jupiter, FL 33477
561-406-2242

February 28, 2018

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2017

To whom it may concern:

Please be advised that Sentinel Brokers Company, Inc. has complied without exception and claimed an exemption with ExemptionRule 15c3-3 (k) (2) (ii), for the period of January 1, 2017 through December 31, 2017.Sentinel Brokers Company, Inc. did not hold customer securities or funds at any timeduring this period and does business on a limited basis (publicly registered non-tradesREITS, and oil & gas partnerships). Sentinel Brokers Company, Inc.'s past business hasbeen of similar nature and has complied to this exemption since its inception, 1996.

Joseph Lawless has been responsible for compliance with the exemption provisionthroughout the fiscal year. Also, there were not any know events or other factors thatmight have affected Sentinel Brokers Company, Inc. 's compliance with this exemption.

If you would like additional information or have any questions, feel free to call medirectly at (561) 406-2242.

Very truly yours,



Sentinel Brokers Company, Inc.
Joseph Lawless, President

21

SOLES, HEYN & COMPANY

Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Sentinel Brokers Company, Inc.

We have reviewed management's statements, included in the accompanying Sentinel Brokers Company, Inc. Exemption Report, in which (1) Sentinel Brokers Company, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Soles, Heyn & Company, LLP

West Palm Beach

February 28, 2018

22

Sentinel Brokers Company. Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

6As of and for the Year-Ended December 31, 2017

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2017

SOLES, HEYN & COMPANY

Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

Board of Directors of Sentinel Brokers Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Sentinel Brokers Company, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

24

120 S. Olive Ave., Suite 501, W. Palm Beach, FL 33401 | Phone: 561-429-6625 | Fax: 1-888-726-9029
Member AICPA   www.SolesHeynCPA.com   Member FICPA

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Soles, Heyn & Company, LLP

West Palm Beach, Florida

February 28, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****2057*******************MIXED AADC 220
49005 FINRA DEC
SENTINEL BROKERS COMPANY INC
102 XANADU PL
JUPITER, FL 33477-6456

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOSEPH LAWLESS

2. A. General Assessment (item 2e from page 2) $ 1,622

B. Less payment made with SIPC-6 filed (exclude interest) (833)

7-24-17
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 789

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 789

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 789

H. Overpayment carried forward $(–)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SENTINEL BROKERS COMPANY, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 31 day of JANUARY, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$ 1,340,944

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions

97,937

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

161,645

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues

$ 1,081,362

2e. General Assessment @ .0015

$ 1,622

(to page 1, line 2 A.)